FILED BY JAMES HARDIE INDUSTRIES N.V.
PURSUANT TO RULE 425 UNDER THE
SECURITIES ACT OF 1933
SUBJECT COMPANY:
JAMES HARDIE INDUSTRIES N.V.
(REGISTRATION NO. 333-160177)

Extraordinary Information Meeting 18 August 2009 Michael Hammes, Chairman

2 The Proposal is for James Hardie Industries NV to transform into a Dutch SE and then into an Irish SE - ie to move to Ireland The Proposal is to be implemented in two stages: Stage 1 is achieved by an upstream merger of a newly-formed Irish subsidiary into James Hardie Industries NV, resulting in James Hardie's transformation to a Dutch SE Stage 2 is achieved by moving the registered office and head office of Dutch SE from The Netherlands to Ireland Shareholder approval is currently sought for Stage 1 of the Proposal If Stage 1 of the Proposal is approved and implemented, a further explanatory memorandum will be sent to shareholders for a subsequent meeting to consider Stage 2 The Proposal

3 Allows key senior managers to spend more time with the company's operations and in its markets Provides greater certainty for James Hardie to obtain benefits under the current US/Ireland tax treaty than is the case under the US/Netherlands tax treaty Simplifies the company's governance to a single board of directors Key benefits of the Proposal The Proposal

4 Associated with Stage 1 of the Proposal, James Hardie plans to exit its Financial Risk Reserve regime and also plans to move its intellectual property and financing activities from The Netherlands to entities tax resident in Ireland The total cost associated with the Proposal and the transfer of intellectual property and finance activities is estimated to range from approximately US$51-71m, of which approximately US$30-50m relates to a capital gain on the transfer of our intellectual property from The Netherlands The tax due as a result of the transfer of our intellectual property will depend amongst, other things, on the value of our intellectual property of the time of the transfer and fluctuations in currency exchange rates Due to the possibility of changes in such values and rates, as well the actual time of such transfer and our exit from the Financial Risk Reserve regime, the tax could vary materially from our estimate The remaining costs of the Proposal of approximately US$21m, of which US$14m have been incurred and expensed, relate to: advisory fees costs related to the establishment of a new head office in Ireland, and other expenses associated with the Proposal Costs

5 Shareholders will continue to hold the same securities in the same entity, albeit with a slightly different name James Hardie will continue to be listed on the ASX Most shareholders1 will be able to receive distributions from Irish SE free from dividend withholding tax (currently subject to 15% Netherlands withholding tax - which may, depending on their circumstances, be available for offset or credit) There should be no adverse capital gains tax consequences for most shareholders2 and a ruling has been obtained from the ATO to that effect for Australian shareholders What does the Proposal mean for shareholders 1 Shareholders resident in a jurisdiction that has not entered a tax treaty with Ireland and outside the EU will generally be subject to Irish dividend withholding tax at a rate of 20% 2 Individual shareholders should refer to the Explanatory Memorandum and also seek professional advice relating to their own circumstances

6 Summary Review of domicile has been conducted over several years Other options were considered, however due to a number of factors and the complexity of operating in multiple jurisdictions many options were not considered viable or appropriate Moving the domicile to Ireland offers considerable operational benefits and simplifies the company's governance model without disadvantaging shareholders and other stakeholders Although there are costs involved, the Proposal to change domicile to Ireland is considered by the directors to be the best course of action at this time and in the best interests of James Hardie and it shareholders

Extraordinary Information Meeting 18 August 2009 Michael Hammes, Chairman

Disclaimer: Forward looking statements
This presentation, and other statements that James Hardie Industries N.V. (James Hardie) may make, including statements about the benefits of James Hardie’s transformation from a Dutch NV to a Dutch SE and subsequent redomicile to Ireland as an Irish SE (the Proposal), may contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements and future results could differ materially from historical performance. These factors, some of which are discussed under Risk Factors in James Hardie’s Registration Statement (described below under the heading “Additional information and where to find it”) include but are not limited to:
•	all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries;

•	required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments;

•	competition and product pricing in the markets in which we operate;

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•	the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings;

•	general economic and market conditions;

•	the supply and cost of raw materials;

•	the success of research and development efforts;

•	reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws;

•	risks of conducting business internationally; compliance with and changes in laws and regulations;

•	currency exchange risks;

•	the concentration of our customer base on large format retail customers, distributors and dealers;

•	the effect of natural disasters;

•	changes in our key management personnel;

•	Inherent limitations on internal controls; use of accounting estimates;

•	and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate).
We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions and James Hardie does not undertake to update forward-looking statements.
Additional information and where to find it
In connection with the Proposal, James Hardie has lodged with Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including an Explanatory Memorandum/prospectus. The Registration Statement has been declared effective by the SEC.
While there is no new issue of securities involved in the Proposal under Australian law, under the US federal securities law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia’s Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with the ASIC.
Investors and security holders of James Hardie are urged to read the Explanatory Memorandum forming part of the Registration Statement and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie’s Annual Report on Form 20-F and James Hardie’s subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australian at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries NV, Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.
All material documents filed with the SEC will also be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).

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Participants in the solicitation
James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the Registration Statement.

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